Exhibit (a)(1)(D)

FORM OF CONFIRMATION EMAIL TO ELIGIBLE PARTICIPATIONS

To:	Eligible Participants

From:	endologix@compintelligence.com

Date:	[ ], 2019

Subject:	Exchange Program – Election Confirmation

Your Endologix, Inc.’s Stock Option Exchange Program (the “Exchange Program”) election has been recorded as follows:

Option Number	Grant Date	Grant Type	Per Share Exercise Price	Eligible Stock Options	Exchange Ratio	Number of New Stock Options (if electing to exchange)	Election

We strongly encourage you to print this email and keep it for your records.

If the above is not your intent, you may log back into the Exchange Program website to change your election before 11:59 P.M., Eastern Time on September 9, 2019.

If you have questions about the Exchange Program or this confirmation notice, please contact optionexchange@endologix.com.

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response.

The Exchange Program is being made pursuant to the terms and conditions set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission that were sent to eligible option holders and are available free of charge at www.sec.gov or on the Exchange Program website located at: https://endologix.compintelligence.com. You should read these written materials carefully because they contain important information about the Exchange Program, including risks related thereto.